Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Nine Months Ended November 2, 2013 and October 27, 2012
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Nine Months Ended		Fiscal Year Ended
(dollars in millions)	Nov 2, 2013	Oct 27, 2012	Feb 2, 2013	Jan 28, 2012	Jan 29, 2011	Jan 30, 2010	Jan 31, 2009
Earnings from continuing operations before income taxes	2,278	$3,145	$4,609	$4,456	$4,495	$3,872	$3,536
Capitalized interest, net	(10)	(7)	(12)	5	2	(9)	(48)
Adjusted earnings from continuing operations before income taxes	2,268	3,138	4,597	4,461	4,497	3,863	3,488
Fixed charges:
Interest expense (a)	547	585	799	797	776	830	956
Interest portion of rental expense	82	84	111	111	110	105	103
Total fixed charges	629	669	910	908	886	935	1,059
Earnings from continuing operations before income taxes and fixed charges (b)	$2,897	$3,807	$5,507	$5,369	$5,383	$4,798	$4,547
Ratio of earnings to fixed charges	4.60	5.69	6.05	5.91	6.08	5.13	4.29

(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.
(b) Includes the impact of the loss on early retirement of debt and the gain on sale of our U.S. credit card receivables portfolio.

27